January 11, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On January 4, 2013, Advisers Preferred Trust (the "Registrant"), on behalf of its sole series OnTrack Core Fund (the "Fund"), filed Pre-Effective Amendment Number 1 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On January 10, 2013, you and Ms. DiAngelo provided supplemental oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

GENERAL

Comment 1.

Please assure that Fund-level EDGAR identifiers are correct in light of the Fund removing "alternative" from its name.

Response.

The Registrant has instructed its EDGAR service provider to assure EDGAR identifiers are correct.

Comment 2.

Please explain what is meant by "to the extent that such securities are considered illiquid" in your prior response describing hedge funds as typically being considered illiquid for purposes of the 15% limit on illiquid securities.

Response.

The Registrant included the qualifier described above to acknowledge that some hedge funds may be liquid because they provided daily or weekly liquidity.

PROSPECTUS

Comment 3.

Please provide updated prior performance information that captures 2012 results.

Response.

The Registrant has amended prior performance disclosures to capture 2012 results.

Comment 4.

Please include reference to Section 3(c)(1) and (7) of the Investment Company Act of 1940 when describing hedge funds.

Response.

The Registrant has amended hedge fund-related disclosures to include reference to Section 3(c)(1) and (7) of the Investment Company Act of 1940.

Comment 5.

Under Derivatives Risk, please confirm that the Registrant believes the principal risks of futures contracts are adequately disclosed.

Response.

The Registrant believes the primary risks of futures contracts (tracking risk, potentially unlimited liability with respect to short positions and leverage) are adequately disclosed. The Registrant notes that it distinguished futures contracts with respect to counterparty default risk because they are exchange traded and the risk of exchange default are remote.

Comment 6.

With respect to the prior performance information, please confirm the reference pooled investment vehicle is the only pooled vehicle that is substantially similar to the Fund.

Response.

The Registrant so confirms and notes that the sub-adviser manages other pooled investment vehicles that might be considered somewhat similar to the Fund but that they are not substantially similar because of differences in objectives, strategy and investment vehicles.

Comment 7.

Please assure that references to purchasing and redeeming shares include notice that these transactions are effectuated at net asset value.

Response.

The Registrant has amended disclosures to expressly note that purchases and redemptions are effectuated at net asset value.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.

Please remove "primarily" from the description of futures-related hedging or amend prospectus disclosures to assure consistency with the SAI.

Response.

The Registrant has removed "primarily" from the description of futures-related hedging to assure consistency with prospectus disclosures.

Comment 9.

Please change NASD references to FINRA.

Response.

The Registrant has corrected NASD-related disclosures.

Comment 10.

Please amend conflict of interest disclosures to expressly note that the sub-adviser manages so-called hedge funds that pay higher and performance-related fees.

Response.

The Registrant has amended conflict of interest disclosures to expressly note that the sub-adviser manages so-called hedge funds that pay higher and performance-related fees and this presents a conflict.

Comment 11.

Please amend the description of the Trust’s policy of not accepting shareholder nominations for trustees to state there is no present legal requirement that the Trust do so.

Response.

The Registrant has amended the description of the Trust’s policy of not accepting shareholder nominations for trustees to state there is no present legal requirement that the Trust do so.

Comment 12.

Please amend code of ethics disclosures to more clearly state that access persons may transact in the same securities as the Fund.

Response.

The Registrant has amended disclosures to clarify that access persons may transact in the same securities as the Fund.

Comment 13.

Please amend control person disclosures to give the address of any control persons and state the effect of control on other shareholders.

Response.

The Registrant has amended control person disclosures to give the address of any control persons and state the effect of control on other shareholders.

Comment 14.

Please include the date of shareholder ratification of the advisory and sub-advisory contracts.

Response.

The Registrant has made the requested addition of the date of shareholder ratification of the advisory and sub-advisory contracts.

Comment 15.

Please remove the word "generally" from the description of retroactive NAV adjustment.

Response.

The Registrant has removed the word "generally" from the description of retroactive NAV adjustment.

Comment 16.

Please include original issue discount-related risks with the corporate bond disclosures.

Response.

The Registrant has amended corporate bond risk disclosures to include original issue discount-related risks.

PART C

Comment 17.

Please provide an undertaking to refrain from offering shares to the public until an emended registration statement is filed which include financial statements for 2011 and 2012 for Price Fund AQ, L.P.

Response.

The Registrant has included the requested undertaking.

* * * * *

The Registrant acknowledges:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP